UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549, U.S.A.

SCHEDULE 13D

Under the Securities and Exchange Act of 1934

TECHNIP-COFLEXIP
(Name of Issuer)

ORDINARY SHARES, NOMINAL VALUE, EURO 3.05 PER SHARE AND
AMERICAN DEPOSITORY SHARES
FOR WHICH SUCH ORDINARY SHARES ARE EXCHANGEABLE
 (Title of Class of Securities)

878546209
(CUSIP Number)

Georges Picard
Institut Francais du Petrole
4, Avenue de Bois-Preau
92500 Rueil-Malmaison
France
Tel: 011-1-47-52-71-02
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies of all notices should be sent to:

Francine Alfandary, Esq.
CMS Bureau Francis Lefebvre - New York
712 Fifth Avenue, 29th Floor
New York, New York 10019
Tel: 212-246-8045

OCTOBER 11, 2001/DECEMBER 9, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ]


Schedule 13D


CUSIP No. 878546209

1.	Names of Reporting Persons.  I.R.S. Identification Nos.
of above persons (entities only):  Institut Francais du
Petrole.  I.R.S. Identification Nos.: None

2.	Check the appropriate box if a member of a Group (see
instructions):
(a)	[X]
(b)	[   ]

3.	SEC Use Only
_________________________________________________
_________________________________________________________
____

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [__]

6.	Citizenship or Place of Organization: France

7.	Number of Shares Beneficially Owned by each Reporting
Person with Sole Voting Power: 1,591,553

8.	Number of Shares Beneficially Owned by each Reporting
Person with Shared Voting Power: 0

9.	Number of Shares Beneficially Owned by each Reporting
Person with Sole Dispositive Power: 1,591,553

10.	Number of Shares Beneficially Owned by each Reporting
Person with Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting
Person: 1,591,553

12.	Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See Instructions):  [___]

13.	Percent of Class Represented by Amount in Row (11):
approximately 6.8%

14.	Type of Reporting Person (See Instructions):  OO

Item 1.	Security and Issuer

	This Statement on Schedule 13D (this "Schedule 13D") pertains to 1,591,553 ordinary shares, nominal value EURO 3.05 PER share ("Ordinary Shares"), and American depository shares ("ADS's"), for which such Ordinary Shares may be exchanged of Technip-Coflexip a French society anonyme with its principal offices located at 170, Place Henri Regnault, 92973 Paris La Defense Cedex 23, France (the "Issuer"). References herein to Ordinary Shares are references also to ADSs unless the context indicates otherwise.

Item 2.		Identity and Background

	This Schedule 13D is filed by Institut Francais du Petrole, a French etablissement professionnel ("IFP").

	The purpose of IFP, with regard to petroleum, its derivatives and substitutes, and the use thereof, is as follows:

	To investigate or carry out investigations and research of importance in furthering scientific knowledge and industrial technology, and to develop the result of its work in all forms;
	To train the personnel so as to render them capable of participating in the furthering, effective dissemination and application of new knowledge;
	To keep the government services, industry, technicians and researchers documented on scientific knowledge and industrial technology.
	It may, to exploit the results of its activities, acquire shares in industrial or commercial companies.
	  IFP is organized under the laws of the French Republic and its principal place of business is 1 and 4, avenue de Bois-
Preau 92852, Rueil-Malmaison Cedex, France. The list of the executive officers and directors attached hereto as Schedule I and incorporated herein by reference, contains the following information with respect to each such person: (a) name; (b) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; (c) business address; and (d) citizenship.

	During the last five years, neither IFP nor, to the best knowledge of the IFP, any of the persons named on Schedule I has either: (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3		Source and Amount of Funds or Other Consideration

	Technip , a French corporation (Technip) performed a public exchange offer which was made official by La Commission des Operations de Bourse in France, in July 19th, 2001.
The conditions of the public exchange offer had been previously forecasted in a Memorandum of Understanding dated July 2, 2001
(an English language translation of which is attached hereto as Exhibit 2.1, the "MOU") signed by and between IFP, IFP's 52.8% subsidiary, ISIS, a French society anonyme ("ISIS"), Technip, in which IFP held indirectly 11.3% of the share capital. Pursuant to this offer ISIS shareholders were entitled to exchange 11 of their ISIS shares for 12 shares in Technip. On August 7th, 2001, Technip performed a revised exchange offer. Pursuant to this offer, ISIS shareholders were entitled to exchange 10 of their ISIS shares for 11 shares in Technip. As a shareholder in ISIS, IFP participated in this exchange and, in addition to 20 shares in Technip previously owned by IFP, received 2,696,155 shares in Technip to bring its total Technip shareholding to 2,696,175. At the same time, Technip made a public exchange offer with regard to Coflexip, a French corporation ("Coflexip"). Pursuant to such exchange offer, Technip offered to Coflexip shareholders the choice of either exchanging their Coflexip shares at the rate of 8 Coflexip shares for 9 Technip shares or, alternatively, of selling their Coflexip shares to Technip for cash at a price of 193 Euros per share. On August 7th, 2001, Technip performed a revised exchange offer. Pursuant to this offer, Coflexip shareholders were entitled to exchange 8 of their Coflexip shares for 9 shares in Technip or alternatively, of selling their Coflexip shares to Technip for cash at a price of 199 Euros per share. As a result of these public exchange offers Technip became the owner of 98.36% of Coflexip's share capital. The name of the company was changed to "Technip-Coflexip." Coflexip became the subsidiary of the Issuer and continues its separate legal existence. The consideration for the transactions described above came from the working capital of ISIS and Technip and from the exchanges of their stock as described herein.

Item 4.		Purpose of the Transaction

	IFP accepted the exchange offer in order to further the establishment of a strategic and industrial alliance between Technip and Coflexip that IFP believes will lead to significant commercial and operational advantages. IFP acknowledges that the Ordinary Shares may be exchanged for ADS's at an exchange rate of four (4) Ordinary Shares for one (1) ADS. IFP received its Ordinary Shares from the Technip/ISIS exchange offer on October 11, 2001.

	In the MOU, Technip reserved the right, if it came to hold more than 95% of the share capital of ISIS and/or of Coflexip, to make an offre publique de retrait (minority buy out offer) followed by a retrait obligatoire (compulsory squeeze out) with regard to either company.

	The MOU also obligates IFP to retain all of its Ordinary Shares that it held at the close of the ISIS offer for a period of six months following the closing of the ISIS offer except the Ordinary Shares necessary to finance IFP's planned acquisition of a to-be-created, wholly-owned, French corporate subsidiary of ISIS, nominally designated "New ISIS" in the MOU, and IFP's acquisition of a French corporation, Axens (formerly known as "Procatalyse") ("Axens"), in transactions described more fully below. Upon the expiration of such six-month period, IFP was free to sell its shares in the Issuer provided that (i) IFP retain enough of the Issuer's stock to enable IFP's executing the exchange promise with ISIS concerning the shares of Compagnie General de Geophysique, a French corporation ("CGG"), described below; and (ii) during a period of twelve months following the expiration of such six-month period IFP must give the Issuer prior notice of any intention to sell the Ordinary Shares and grant to the Issuer fifteen trading days following such notice within which to find a buyer for such Ordinary Shares on the terms upon which IFP had proposed to sell them. This fifteen-day period may be shortened under circumstances described in the MOU. However, the right of presentation of the Issuer does not apply to Ordinary Shares sales limited to 0.2% of the share capital of the Issuer during any thirty consecutive days.

	ISIS is required by the MOU to contribute to New ISIS all of ISIS' assets except for its shares in Technip, Coflexip, CGG and Axens and certain related assets, such that the value of the assets transferred to New ISIS shall be equal to 205,000,000 Euros less the sales price of the Axens shares. All of the ISIS employees shall be transferred to New ISIS.

	An Extraordinary Meeting of the Issuer's Board of Directors was held December 13, 2001 for the purpose of modifying the structure, and the composition, of the Board. IFP has no present intent to cause any further changes to the Issuer's
Board of Directors.

	Upon the success of the ISIS offer, pursuant to the MOU, IFP entered into an agreement with ISIS dated October 22, 2001 by which IFP acquired from the Issuer, with the consent of the Issuer, all of the shares held by ISIS in Axens (852,657 Axens shares) for 80,994,930 Euros, based upon a per share price determined by a fairness opinion dated July 3, 2001 prepared by the Paris firm of Detroyat Associes. Also promptly following the successful completion of such offer, IFP is required by the MOU to agree with ISIS to acquire from it, with the consent of the Issuer, all of ISIS' stock in New ISIS at a total price equal to 205,000,000 Euros notably less the sales price of the Axens shares.

	Pursuant to the MOU, upon the successful completion of the ISIS Offer, IFP entered into an agreement with ISIS dated
November 7th, 2001, by which, subject to the exceptions contained in the above mentioned agreement, for a one year period beginning one year after the publication of the closing notice announcing the final results of the ISIS Offer, ISIS could require IFP to exchange 1,436,622 CGG Shares that it holds against 511,253 Ordinary Shares, that is to say an exchange ratio of 2.81 (the "Exchange Promise"). Thereafter, for the one-year period beginning on the second anniversary of the publication of the closing notice announcing the final results of the Offer, IFP may require ISIS to sell all of the CGG Shares that ISIS holds to IFP for the same fixed exchange ratio. In either event, IFP will have the option of delivering in lieu of Ordinary Shares the cash equivalent of the Ordinary Shares as of the date of exercise.

	Pursuant to the MOU, on October 23, 2001 IFP sold 593,369 Ordinary Shares to la Caisse des Depots et Consignation. This sale was made on the condition that Caisse des Depots et Consignation would hold such Ordinary Shares for at least six months. This transaction brought IFP's holdings in the Issuer to 2,102,806 Ordinary Shares.

	Pursuant to a Gage d'Instruments Financiers dated November 9, 2001, a French bank, CDC Ixis, granted a line of credit to IFP against IFP's pledge of 1,591,553 Ordinary Shares. The line of credit was stated to be used to partially finance IFP's acquisition of several companies, notably the New ISIS and to consolidate IFP's cash flow depleted by the acquisition of shares in Axens. The number of shares pledged is to be maintained so that at all times the value of the Ordinary Shares pledged equal at least 160% of the amount of the line of credit. If the number of shares available to be pledged is insufficient, such pledge of shares shall be augmented by a further pledge of cash or other assets as required to maintain the scheduled ratio. IFP retains the right to sell the pledged Ordinary Shares provided that it substitutes for such Ordinary Shares, the value received on their sale. IFP retains the right to exercise all voting rights attached to the pledged Ordinary Shares. IFP has the right to any dividends paid on the pledged Ordinary Shares.
In the event of IFP defaults under the Gage d'Instruments Financiers dated November 9, 2001, CDC Ixis shall have the right to dispose of the pledged shares

ISIS was subsequently merged into Technip-Coflexip, and the Exchange Promise was exercised by Technip-Coflexip on November 27th, 2002. The exchange of 511,253 Ordinary Shares for 1,436,622
Shares was completed on December 9, 2002 .   Upon completion of
the exchange, IFP held 1,591,553 Ordinary Shares.

	Except as set forth in this Schedule 13D, the Reporting Person has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the managing and supervisory boards (almost similar under the French structure to a board of directors) or management of the Issuer; (e) any material change in the Issuer's capitalization or dividend policy; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer's securities to be deregistered or delisted; (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

	All references to, and descriptions of, the MOU, as set forth in this Item 4 are qualified in their entirety by reference to the English translation of the MOU included as
Exhibit 1 to this Schedule 13D and incorporated herein by reference.

Item 5.		Interest In Securities of the Issuer

(a)	As at February 3, 2003, the Reporting Person is the
beneficial owner of 1,591,553 Ordinary Shares that represents approximately 6.8% of the outstanding Ordinary Shares.
(b)	As at February 3, 2003, the Reporting Person has the
sole power to vote the Ordinary Shares beneficially owned. The Reporting Person has the shared power to dispose of 1,591,553 Ordinary Shares.
(c)	The information contained in Items 3 and 4 of this
Schedule 13D is hereby incorporated in its entirety in this Item
5. Except as described in this Schedule 13D, neither the
Reporting Person nor any other person referred to in Schedule 1 attached hereto has acquired any Ordinary Shares during the past
60 days.
(d)	Not applicable
(e)	Not applicable
Item 6.		Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer
	The information contained in Item 4 of this Schedule 13D is hereby incorporated in its entirety in this Item 6.
Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between any such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities
;of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.		Material to be Filed as Exhibits
Exhibit A	English translation of the Memorandum of Understanding
dated July 2, 2001 among Institut Francais du Petrole,
ISIS and Technip
Schedule I	List of the Officers and Directors of Institut
Francais du Petrole

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this
Schedule 13D is true, complete and correct.

Date:	February 7, 2003
	Paris, France


							Institut Francais du Petrole

							By: /s/ George Picard
							Title: Executive Vice
President








Schedule 13D v8.doc


Schedule I
to Schedule 13 D
filed by
Institut Francais du Petrole


	The name, present principal occupation or employment, business address and country of citizenship of Institut Francais du Petrole's executive officers and directors is as follows:


Executive Officers


Name: 	Olivier APPERT
Job Title:	President
Business address: 	Institut Francais du Petrole
                             	4, avenue de Bois-Preau
                             	92500 Rueil-Malmaison
Citizenship: 	France


Name: 	Edouard FREUND
Job Title: 	Directeur General Adjoint
Business address: 	Institut Francais du Petrole
                             	4, avenue de Bois-Preau
                             	92500 Rueil-Malmaison
Citizenship: 	France


Name: 	Gerard FRIES
Job Title: 	Directeur General Adjoint
Business address: 	Institut Francais du Petrole
                             	4, avenue de Bois-Preau,
                             	92500 Rueil-Malmaison
Citizenship: 	France


Name: 	Georges PICARD
Job Title: 	Directeur General Adjoint
Business address: 	Institut Francais du Petrole
                             	4, avenue de Bois-Preau,
                             	92500 Rueil-Malmaison
Citizenship: 	France



Directors


Name: 	Claude MANDIL
Job title: 	President
Business address: 	Institut Francais du Petrole
                            	4, avenue de Bois-Preau,
                            	92500 Rueil-Malmaison
Citizenship: 	France


Name 	Michel BENEZIT
Job title: 	Directeur Afrique
Business address: 	Total Fina Elf
                             	Tour Coupole
                             	2, Place de la Coupole
                             	6920786 Paris La Defense
Citizenship: 	France


Name: 	Bernard CABARET
Job title: 	President
Business address: 	BRGM
Tour Mirabeau
39-43, Quai Andre Citroen-
75739 Paris Cedex 15
Citizenship: 	France


Name: 	Christian CARRERAS
Job title: 	Reprsentant du Syndicat
Business address: 	3, rue des Cedres
                             	64150-Lagor
Citizenship: 	France


Name: 	Yves COLLIOU
Job title: 	Directeur General Adjoint
Business address: 	GAZ DE FRANCE
                             	23, rue Philibert Delorme
                             	75017 Paris
Citizenship: 	France



Name: 	Pascal COLOMBANI
Job title: 	Administrateur General CEA
Business address: 	31-33, rue de la Federation
                              75752-Paris Cedex 15
Citizenship: 	France


Name: 	Alfonso CORTINA
Job title: 	President Directeur General
Business address: 	Societe REPSOL YPF
                             	Paseo de la Castellana
                             	278-280-28046-Madrid
Citizenship: 	Spain


Name: 	Jean-Paul CRESSY
Job title: 	Federation Chimie Energie CFDT
Business address: 	47/49, Avenue Simon Bolivar
                             	75950-Paris Cedex 19
Citizenship: 	France


Name: 	Georges DOUIN
Job title: 	Directeur Plan-Produits et Operations
internationales
Business address: 	RENAULT S.A
                             	7eme etage
                             	13-15,Quai Le Gallo
                              92513- Boulogne-Billancourt
Citizenship: 	France


Name: 	Michel de FABIANI
Job title: 	President Europe du groupe BP
Business address: 	BP France
                             	Btiment Newton
                             	Parc St.Christophe
                             	10,av de l'Entreprise
                             	95866-Cergy Pontoise
Citizenship: 	France




Name: 	Jean Pierre LAMOURE
Job title: 	President Directeur General
Business address: 	Societe SOLETANCHE-BACHY
                             	6, rue de Watford
                             	92000-Nanterre
Citizenship: 	France


Name: 	Dominique MAILLARD
Job title: 	Directeur General de l'Energie et des Matieres
Premieres
Business address: 	61,bd Vincent Auriol
                             	75703-Paris Cedex 13
Citizenship: 	France


Name: 	Charles MATTENET
Job title: 	Direction Gnerale Exploration-Production
               	Directeur Strategie Croissance
Business address: 	Total Fina Elf
                             	2, Place de la Coupole
                             	92078 Paris La Defense 6
Citizenship: 	France


Name: 	Gerard MEGIE
Job title: 	President
Business address: 	C.N.R.S
                             	3, rue Michel-Ange
                             	75794-Paris Cedex 16


Name: 		Peter MELLBYE
Job title: 	Directeur General Adjoint
Business address: 	STATOIL
                             	N-4035-STAVANGER
Citizenship: 	Norway


Name: 	Robert PEUGEOT
Job title: 	Directeur Innovation et Qualite de PSA
Business address: 	PSA Peugeot Citroen
                             	18, rue de Fauvelles
                              92250-La Garenne Colombes
Citizenship: 	France

Name: 		Daniel VALOT
Job title: 	President Directeur General
Business address: 	TECHNIP-COFLEXIP
                             	Tour Technip
                             	170, Place Henri Regnault
                             	92973-Paris La Defense 6
Citizenship: 	France


Name:		Jean-Paul VETTIER
Job title: 	Directeur General
Business address: 	Raffinage/marketing Total Fina Elf
                             	Tour Total
                             	24,cours Michelet
                             	92069-Paris La Defense Cedex
   Citizenship:	      France